TSX-V:GNG
www.goldengoliath.com

Press Release                           Source: Golden Goliath Resources Ltd.

More Encouraging Gold and Silver Results from Las Bolas

and Possible Las Bolas Extension

Vancouver, Canada, June 3, 2009 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce the receipt of further encouraging assays from the Las Bolas tunnel. Recent sampling from the furthest rehabilitated parts of the tunnel have returned more significant precious metal mineralization some 140 metres beyond the recently released data from Station 37, which included a 30.6 metre section with a weighted average of 4.70 gm/tonne gold and 485 gm/tonne silver.  A section of the Las Bolas tunnel that is approximately 10 metres long, containing what is referred to as the Camino Vein, returned the following values.

Sample	Gold gm/tonne	Silver gm/tonne	Width
760428	0.15	87	0.90 metres
760429	0.05	173	0.70 metres
760430	0.05	107	0.80 metres
760431	0.63	820	0.60 metres
760432	0.43	738	0.55 metres
760433	0.31	485	0.70 metres
760434	0.20	469	0.50 metres
760443	0.24	122	0.60 metres
760446	0.10	77	0.65 metres
760456	0.08	83	0.65 metres
760458	0.06	88	0.50 metres
760461	0.08	234	0.50 metres

In addition to the above underground sampling, encouraging preliminary surface assays have also been received from what may be a significant extension of the Las Bolas trend.  The Company’s press release of April 2nd reported the identification of four old workings located about 1,350 metres northeast of the entrance to the old Las Bolas mine tunnel.  These workings have an east-west structural orientation on strike with the dominant mineralization associated in the high-grade areas of the Las Bolas workings.

The alteration zone in this new area is at least 12 meters wide exhibiting structures up to 2 meters in width in places, with rhyolites coming in contact with conglomerates.  These structures may be part of the Las Bolas-Gambusino mineralized system, which if confirmed, would significantly expand the strike length of this mineralized system.  These new discoveries add significantly to the exploration potential and size of the Las Bolas-Gambusino Gold Silver project, which has already been shown to host high-grade precious metal discoveries.  Follow up fieldwork around this new discovery including mapping and sampling is ongoing with preliminary assays across the structure returning the following values:

Sample	Gold gm/tonne	Silver gm/tonne	Width
100122	3.32	16.9	2.0 metres
100123	8.55	292	1.0 metres

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The mineralized structure is hosted in a polymictic conglomerate.  The occurrence of this structure in the polymictic conglomerate will expand the exploration potential, as it was previously believed that the mineralization was hosted in andesite and dacite only.  The Company has collected and shipped an additional 65 rock chip samples for analysis from this area.

Please refer to the company’s website http://goldengoliath.com/propertiesLasBolas.html for a detailed map of the area.

The Company’s exploration team is currently focused on detailed 1:50 scale geological mapping and underground sampling at Las Bolas. Approximately 1,844 metres of underground workings have been mapped and sampled including the main Las Bolas tunnel, Gambusino mine, Frijolar mine and others.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG).  Assays are done using traditional methods at Inspectorate Labs and Chemex Labs.  The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico.  Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards.  Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com

To view an interview with the company President, J. Paul Sorbara, please click on the following link: http://media3.marketwire.com/r/GNGvideo

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

(604) 682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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